Cellceutix Corporation

100 Cummings Ctr, Suite 151-B

Beverly, MA 01915 USA

Office: 978-921-4180

Fax: 978-921-6564

www.cellceutix.com

February 8, 2013

VIA EDGAR ONLY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:  Jeffrey Riedler,

Assistant Director

Re:	Cellceutix Corporation Registration Statement on Form S-3 Filed: January 22, 2013 File No. 333-186107

Dear Mr. Riedler:

Please be advised that the undersigned is the duly-appointed Chief Executive Officer ofCellceutix Corporation (the “Company”). This letter is in  response to the comment letter, dated February 7, 2013 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s registration statement on Form S-3, filed on January 22, 2013 (the “Registration Statement”).

For reference purposes, the Staff’s comment, as reflected in the Comment Letter, is reproduced in bold and the corresponding responses of the Company are shown below the comments.

1.  We note that you have registered the sale of shares by Aspire Capital Fund, LLC pursuant to an equity line agreement as well as the resale by certain of your selling security holders of shares of common stock held directly and issuable upon exercise of warrants. We note your Class A Common Stock is currently traded on the OTC BB. As the OTC BB is not a national securities exchange or an automated quotation system of a national securities association, it appears that you are not eligible to conduct a secondary offering or an indirect primary offering under General Instructions I.B.3. and I.B.6, respectively, to Form S-3. Please see Securities Act Forms C&DI 116.12 (February 2009) and SEC Release No. 33-8878. Accordingly, please amend your registration statement to convert to a form for which you are eligible to conduct the proposed offerings.

In response to the Staff’s comment, the Company acknowledges that issuers quoted on the OTC Bulletin Board are unable to rely on General Instruction I.B.3 to conduct a secondary offering or an indirect primary offering on Form S-3. However, we note that the Company has a non-affiliate float in excess of $75 million, which enables the Company to rely on General Instruction I.B.1. to Form S-3, as described in Securities Act Forms C&DI 116.14 (February 2009).

As of January 22, 2013, the Company had outstanding approximately 95,623,034 shares of common stock, of which approximately 52,327,464 was held by non-affiliates.  On January 22, 2013, the last reported sale price of the Company's common stock on the OTC Bulletin Board was $2.00.Therefore as of a date within 60 days of the filing of the Form S-3, the Company had a non-affiliate public float of $104,654,920. Accordingly, we respectfully submit that the Company is permitted to use Form S-3 to register a secondary offering of its common stock.

The Company hereby acknowledges that:

•          the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•          Staff comments or changes to disclosure based on Staff comments does not foreclose the Commission from taking any actions with respect to the Company’s filing; and

•          it is the Staff’s position that the Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter or require any further information, please do not hesitate to contact the undersigned or the Company’s counsel Peter Campitiello, Esq. at (212) 519-5109.

Sincerely,

/s/ Leo Ehrlich

Leo Ehrlich, Chief Executive Officer,

Chief Financial Officer and Director